[PDC ENERGY LETTERHEAD]

May 18, 2011

VIA UPS AND
EDGAR CORRESPONDENCE

Mr. H. Roger Schwall
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street NE Mail Stop 7010
Washington, DC 20549-4628

RE:    Petroleum Development Corporation (d/b/a PDC Energy)
Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2010
Filed April 21, 2011
File No. 000-07246

Dear Mr. Schwall,

Set forth below is the response of Petroleum Development Corporation ("PDC," "we," "us" or "our"), to the comment received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated May 16, 2011, with respect to Amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2010, filed on April 21, 2011.

For the convenience of the Staff, we have transcribed the comment being addressed in bold italicized text and our response to the comment follows.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

1.
Please amend your filing to include the officer certifications set forth in Item 601(b)(31)(i) of Regulation S-K. See Exchange Act Ruled 12b-15. for additional guidance, please also refer to the Exchange Act Rules Compliance and Disclosure Interpretations, Question 161.01, available at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

RESPONSE: We respectfully note your comment.  Concurrently with the filing of this correspondence, we have amended our filing to include the officer certifications requested above.

Closing Comments

In connection with responding to the Staff's comments, PDC acknowledges that:

(i)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

We believe we have appropriately responded to the Staff's comments contained in the Staff's letter dated May 16, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our response. Please do not hesitate to call the undersigned, R. Scott Meyers, Chief Accounting Officer, with any questions or if we may provide the Staff with any additional information. Mr. Meyers may be reached at (304) 808-6249. In his absence, please contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Thank you for your assistance.

Respectfully submitted,
/s/ R. Scott Meyers
R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation
(d/b/a PDC Energy)